May 9, 2005

Securities and Exchange Commission
Washington, D.C. 20549-0405
Attn: Michael Moran, Branch Chief

Re:	Atlas Pipeline Partners, L.P.
Form 10-K for the year ended December 2004
Filed March 16, 2005
File No. 1-14998

Dear Mr. Moran:

This letter responds to your comment letter dated May 2, 2005 concerning the above-referenced filing (the “2004 10-K”). For your convenience, we first restate your comment in italics and then provide our response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 6.  Selected Financial Data, page 21

1.
We note your response to prior comment 2. Please revise your characterization of EBITDA in future filings where you include adjustments and calculate the non-GAAP measure differently than earnings before interest, taxes, depreciation and amortization. Refer to Question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

The calculation of EBITDA set forth in this section is described in the first sentence of the paragraph immediately following the table of selected financial data. We believe that this calculation is a standard formulation for EBITDA. In our response to your prior comment 2, we stated that we would add language that pointed out that EBITDA as used in our credit facility differed from the standard method of calculating EBITDA set forth in this section because the EBITDA calculation in our credit facility required pro forma adjustments following material acquisitions. If, in the future, we include adjustments and calculate EBITDA, as used in this section, differently than the standard measure, we will revise our explanation of the calculation.

Securities and Exchange Commission
May 9, 2005

Item 8.  Financial Statements and Supplementary Data

2.
We note your response to prior comment 4. In future filings, please disclose on the face of your statements of cash flows the gross amounts that you received from the sale of your preferred interests to your related parties and the gross amounts that you expended to repurchase such shares. The amounts you expended to repurchase such shares should include the premium that you paid. In addition, reference is made to your response to our prior comment 14. Please revise to segregate the commitment fees paid to your related parties for the purchase of preferred units from the issuance of common units net of offering costs. Please revise this presentation, in future filings, to represent these two separate transactions.

In future filings, we will disclose on the face of our consolidated statements of cash flows the gross amounts we received from the sale of our preferred interests and the gross amounts expended to repurchase such interests. The gross amounts expended to repurchase the interests will include the premium we paid. We also will segregate the commitment fees paid, and will show the sale and repurchase as two separate transactions. The new line items will appear in “Cash Flows from Financing Activities.”

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page 46

3.	We note your response to prior comment 12. Please include a description and the amounts of your unbilled revenues for all periods presented in your future filings.

In future filings, we will include a description and the amount of our unbilled revenues in the section of the notes to our consolidated financial statements captioned “Summary of Significant Accounting Policies - Revenue Recognition.” In our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, the description is as follows:

Securities and Exchange Commission
May 9, 2005

“Because there is a timing difference between the delivery of natural gas and the Partnership’s receipt of a delivery statement, the Partnership has unbilled revenues. These revenues are accrued based upon volumetric data from the Partnership’s records and the Partnership’s estimates of the related transportation and compression fees which are, in turn, based upon applicable natural gas prices. The Partnership had unbilled trade receivables at March 31, 2005 and December 31, 2004, of $15.5 million and $13.4 million, respectively, related to the Partnership’s Mid-Continent-Velma operations which are included in its accounts receivable on its consolidated balance sheet. In addition, the Partnership had unbilled trade receivables at March 31, 2004 and December 31, 2004, of $3.37 million and $1.9 million, respectively, related to its Appalachian operations, which are included in its accounts receivable/accounts payable - affiliates on its consolidated balance sheet.

Note 6.  Spectrum Acquisition, page 50

4.
We note your response to prior comment 14. It appears that the substance of this transaction is a bridge loan whereby Resource America and Atlas America, two of your related parties, had an expectation of being repaid with proceeds from your public offerings. Please help us better understand why you believe this transaction was in substance an equity investment by these related parties. In doing so, please indicate whether there was an agreement whereby Resource America and Atlas America would receive a pro-rata share of earnings or preferred dividends during this timeframe. Further, tell us and disclose the dates of the commitment agreements, purchase of preferred units and closing of the July offering. Please tell us if you considered alternate treatments with respect to the accounting for the commitment fees or premiums paid to repurchase the preferred interests and what consideration you gave to EITF Appendix D-53.

In addition to the reasons set forth in our discussion in response to prior comment 14, we believe that the preferred units in our operating partnership were in substance preferred equity and not debt for the following reasons:

•	Unlike debt, the preferred units had equal voting rights with the other limited partners.

•
The preferred units had no mandatory redemption date, no sinking fund and no right in any holder to require a repurchase. Thus, unlike debt, the preferred units had no contractual or other right to repayment. While the preferred units could be exchanged for our common units on or after January 1, 2005, it was only a substitution of one form of equity for another and not a repayment.

Securities and Exchange Commission
May 9, 2005

•
While, as we previously stated, we intended to use the proceeds of a common unit offering to repurchase the preferred units, we were under no contractual obligation to do so. Moreover, the purchase commitments for the preferred units, which were executed on June 10, 2004, were not contingent on the initiation of the subsequent common unit offering, which closed July 20, 2004.

•
The preferred units had a stated distribution rate of 12% per year which was senior in right of payment to distributions on all other equity of the operating partnership, and subordinate to all indebtedness.

•
The preferred units specified that, upon liquidation of the operating partnership, the liquidation proceeds were to be applied first to the secured credit facility, other creditors and the costs and expenses of liquidation, then to the preferred units and, thereafter, to the other equity interests.

In future filings, we will revise our calculation of earnings per unit to reflect the guidance of EITF Appendix D-53.

Note 9.  Related Party Transactions, page 55

5.
Reference is made to your proposed disclosure in response to our prior comment 17. Please ensure that the revised disclosure in the notes to the financial statements includes management’s assertion that the method used is reasonable.

We will add the following sentence at the end of the disclosure proposed in our April 27, 2005 letter:

“The General Partner believes that the allocation methods used are reasonable.”

Note 16.  Operating Segment, Information and Major Customers, page 59

6.
We note your response to prior comment 19. You have indicated that you classify and report your revenues in either natural gas and liquids, or transportation and compression. If, as we believe, you have reported each separate product and service that you sell into groups of similar products and services, please tell us how you determined that such products and services are similar and indicate the specific factors you analyzed in reaching the conclusion that you did. We may have further comment.

Securities and Exchange Commission
May 9, 2005

Our determination was made as the result of a two-part analysis. In the first part of our analysis, we determined that our revenues from services (which come from fees for transportation and compression) are not similar to our revenues from products (which come from the sale of products derived from the processing and treatment of raw natural gas), in that the former involves fees for service while the latter involves the purchase, processing and resale of energy commodities.

In the second part of our analysis, we determined whether the services and products within the respective categories were similar. With respect to transportation and compression, we noted that compression was an integral part of our ability to transport natural gas through our gathering systems, that the compressors producing the compression were physically integrated into their respective gathering systems and that we did not charge separately for compression. Accordingly, we determined that transportation and compression were coordinate parts of the same service.

With respect to natural gas and natural gas liquids, our analysis noted numerous linkages and similarities, as follows:

•
Same source - The residue natural gas and natural gas liquids we sell are derived from the same source: the raw natural gas feedstock delivered by our producers. We do not have separate contracts with our producers for natural gas, on the one hand, and natural gas liquids, on the other.

•	Same processing - The residue natural gas and natural gas liquids are produced at the same processing and treatment facilities using the same processes.

•	Same economic category - The products are within the same category: energy commodities

We further noted that paragraph 103 in Appendix A to SFAS 131 indicates that a purpose of the requirement of paragraph 37 was to enable a comparison of a company’s performance to industry statistics and information reported by competitors. Our review of other companies similar to ours indicated that, except for companies such as Duke Energy Field Services LLC which organize their segments around specific products, the trend was to report in a manner similar to ours. See, for example, MarkWest Energy Partners, L.P. and Crosstex Energy LP.

Securities and Exchange Commission
May 9, 2005

In view of the strong linkage between natural gas and natural gas liquids in our operations, as well as the reporting practices in our industry, we concluded that residue natural gas and natural gas liquids were part of a group of similar products.

Very truly yours,

/s/ Nancy McGurk
Nancy McGurk
Chief Accounting Officer

cc:           Edward E. Cohen
Michael S. Yecies, Esq.
Noah Newitz, Esq.
Emanuel Faust, Esq.